UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BLACK MOUNTAIN ACQUISITION CORP.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09216A 108

(CUSIP Number)

April 10, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 6 Pages)

CUSIP No. 09216A 108	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Black Mountain Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,810,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,810,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,810,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.9% (3)
12	TYPE OF REPORTING PERSON OO

(1)

The shares reported above represent Class A Common Stock of the Issuer that were converted from Class B Common Stock of the Issuer and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s final prospectus for its initial public offering, dated October 13, 2021. Black Mountain Sponsor LLC is the record holder of the Class A Common Stock reported herein. Rhett Bennett is the managing member of Black Mountain Sponsor LLC. As such, Mr. Bennett may be deemed to have beneficial ownership of the common stock directly held by Black Mountain Sponsor LLC.

(2)	Excludes 13,040,000 shares of Class A Common Stock of the Issuer which may be issued upon the exercise of warrants held by Black Mountain Sponsor LLC that are not presently exercisable.
(3)	The percentage set forth in Row 11 of this Cover Page is based on 11,753,226 shares of Class A Common Stock of the Issuer outstanding as of April 14, 2023.

CUSIP No. 09216A 108	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Rhett Bennett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,810,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,810,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,810,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.9% (3)
12	TYPE OF REPORTING PERSON IN

(1)

The shares reported above represent Class A Common Stock of the Issuer that were converted from Class B Common Stock of the Issuer and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s final prospectus for its initial public offering, dated October 13, 2021. Black Mountain Sponsor LLC is the record holder of the Class A Common Stock reported herein. Rhett Bennett is the managing member of Black Mountain Sponsor LLC. As such, Mr. Bennett may be deemed to have beneficial ownership of the common stock directly held by Black Mountain Sponsor LLC.

(2)	Excludes 13,040,000 shares of Class A Common Stock of the Issuer which may be issued upon the exercise of warrants held by Black Mountain Sponsor LLC that are not presently exercisable.
(3)	The percentage set forth in Row 11 of this Cover Page is based on 11,753,226 shares of Class A Common Stock of the Issuer outstanding as of April 14, 2023.

CUSIP No. 09216A 108	13G	Page 4 of 6 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13G (“Amendment No. 1”) is being filed to reflect the conversion of 6,810,000 shares of Class B Common Stock held by Black Mountain Sponsor LLC to 6,810,000 shares of Class A Common Stock, as reported in the Current Report on Form 8-K filed by the Issuer on April 10, 2023. This Amendment No. 1 amends, in its entirety, the Schedule 13G originally filed by the undersigned on February 14, 2022.

Item 1(a).	NAME OF ISSUER:

Black Mountain Acquisition Corp. (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

425 Houston Street, Suite 400, Fort Worth, TX 76102

Item 2(a).	NAME OF PERSON FILING:

This Schedule 13G is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(i) Black Mountain Sponsor LLC; and

(ii) Rhett Bennett.

Black Mountain Sponsor LLC is the record holder of the Class A Common Stock reported herein. Rhett Bennett is the managing member of Black Mountain Sponsor LLC. Accordingly, Rhett Bennett may be deemed to have or share beneficial ownership of the Class A Common Stock held directly by Black Mountain Sponsor LLC.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons expressly declare that the filing of this schedule shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person, and such beneficial ownership is expressly disclaimed.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

425 Houston Street, Suite 400, Fort Worth, TX 76102

Item 2(c).	CITIZENSHIP:

(i) Black Mountain Sponsor LLC – Delaware

(ii) Rhett Bennett – United States

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP NUMBER:

09216A 108

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP No. 09216A 108	13G	Page 5 of 6 Pages

Item 4.	OWNERSHIP.

The information required by Item 4 is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Not applicable.

CUSIP No. 09216A 108	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned do hereby certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2023

BLACK MOUNTAIN SPONSOR LLC

By:	/s/ Rhett Bennett
Name:	Rhett Bennett
Title:	Managing Member

RHETT BENNETT

/s/ Rhett Bennett
Name:	Rhett Bennett